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[LOGO OF FORE SYSTEMS]                                               EXHIBIT 16
1000 FORE Drive
Warrendale
Pennsylvania
15086-7502
724-742-4444
info@fore.com
http://www.fore.com
                                                                 April 30, 1999

Dear Stockholder:

  We are pleased to inform you that on April 26, 1999, FORE Systems, Inc. (the "Company") entered into an Agreement and Plan of Merger ("Merger Agreement") with GEC Incorporated ("Parent"), a wholly owned subsidiary of The General Electric Company, p.l.c., a public limited company organized under the laws of England and Wales (not affiliated with the U.S. based corporation with a similar name), and its wholly owned subsidiary, GEC Acquisition Corp. ("Purchaser"), which provides for the acquisition of the Company. Under the terms of the Merger Agreement, Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (the "Shares") for $35.00 per Share in cash (the "Offer Price"). The Merger Agreement further provides that, following consummation of the Offer, Purchaser will be merged with the Company (the "Merger") and Shares that are not acquired through the Offer (other than those held by stockholders who perfect their appraisal rights, Shares owned by the Company and Shares owned by Parent or any direct or indirect wholly owned subsidiary of Parent or the Company) will be converted in the Merger into the right to receive the same consideration as is paid in the Offer.

  THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY HAS DETERMINED THAT THE MERGER AGREEMENT AND TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

  In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9. Goldman, Sachs & Co., financial advisor to the Company, has delivered to the Board of Directors a written opinion dated as of April 26, 1999 to the effect that, as of such date and based upon and subject to various considerations stated in its opinion, the $35.00 per Share consideration to be received by the holders of Shares in the Offer and the Merger was fair from a financial point of view to such holders. A copy of the Goldman, Sachs & Co. opinion is attached to the enclosed Schedule 14D-9 and we encourage you to read it carefully and in its entirety. In addition, certain affiliates of the Company have agreed, if so directed by Purchaser, to tender into the Offer approximately 4.2% of the Shares outstanding and to sell to Purchaser any Shares not tendered at a price per Share equal to the Offer Price.

  Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9, and we urge you to consider this information carefully.

  On behalf of the Board of Directors and Management of the Company, I thank you for the support you have given to the Company.

                              Sincerely,

                              /s/ Eric C. Cooper
                              Chairman of the Board